Exhibit 99.3

Supplementary Information

for the Year Ended December 31, 2003

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
AND SUBSIDIARIES

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors’ Report

We are pleased to submit this annual report to the members of the Company together with the audited unconsolidated and consolidated financial statements for the year ended December 31, 2003.

Directors

The directors in office at the date of this report are as follows:-

James A. Norling	(Chairman)
Lim Ming Seong	(Deputy Chairman)
Chia Song Hwee	(President and CEO)
Philip Tan Yuen Fah	(Chairman of Audit Committee — appointed on 1 October 2003)
Sum Soon Lim	(Member of Audit Committee)
Robert Edmund La Blanc	(Member of Audit Committee)
Andre Borrel
Charles E Thompson
Tsugio Makimoto
Tay Siew Choon
Peter Seah Lim Huat

Directors’ Interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the “Act”), particulars of interests of directors who held office at the end of the financial year in shares and share options of the Company and in related corporations are as follows:

	Shareholdings in the name
	of the director,
	spouse and infant children

	At beginning
	of the year/
	date of	At end of
	appointment	the year

The Company — Ordinary shares of S$0.26 each fully paid
James A. Norling	36,000	36,000
Chia Song Hwee	242,616	242,616
Sum Soon Lim	350,000	350,000
Robert Edmund La Blanc	48,384	48,384
Andre Borrel	19,312	36,060
Charles E Thompson	33,880	33,880
Tsugio Makimoto	19,000	19,000

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors’ Interests (cont’d)

The Company — Share options in unissued ordinary shares of S$0.26 each

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			S$

James A. Norling	58,609	58,609	4.05	28/03/2002 to 28/03/2006
	58,609	58,609	4.26	15/08/2002 to 15/08/2006
	58,609	58,609	3.46	22/02/2003 to 22/02/2007
	1,172,195	1,172,195	3.88	01/05/2002 to 01/05/2012
	58,609	58,609	1.86	30/08/2003 to 30/08/2007
	—	50,000	0.72	28/02/2004 to 28/02/2008
	—	60,000	1.10	29/08/2004 to 29/08/2008

Lim Ming Seong	58,609	58,609	4.05	28/03/2002 to 28/03/2006
	58,609	58,609	4.26	15/08/2002 to 15/08/2006
	58,609	58,609	3.46	22/02/2003 to 22/02/2007
	58,609	58,609	1.86	30/08/2003 to 30/08/2007
	—	45,000	0.72	28/02/2004 to 28/02/2008
	—	45,000	1.10	29/08/2004 to 29/08/2008

Chia Song Hwee	10,467	10,467	1.18	07/10/1999 to 28/10/2006
	20,935	20,935	1.00	07/10/1999 to 28/11/2007
	61,704	61,704	0.80	30/11/1998 to 29/11/2008
	26,444	26,444	0.80	30/04/1999 to 29/04/2009
	70,331	70,331	2.86	29/04/2000 to 29/10/2009
	234,439	234,439	2.86	29/10/1999 to 29/10/2009
	410,268	410,268	14.24	06/04/2001 to 06/04/2010
	527,487	527,487	10.12	03/10/2001 to 03/10/2010
	263,743	263,743	4.05	28/03/2002 to 28/03/2011
	263,743	263,743	4.26	15/08/2002 to 15/08/2011
	234,439	234,439	3.46	22/02/2003 to 22/02/2012
	2,344,391	2,344,391	1.86	30/08/2003 to 30/08/2012
	—	300,000	0.72	28/02/2004 to 28/02/2013
	—	700,000	1.10	29/08/2004 to 29/08/2013

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors’ Interests (cont’d)

The Company — Share options in unissued ordinary shares of S$0.26 each

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			S$
Sum Soon Lim	16,748	16,748	0.94	07/10/1999 to 07/10/2004
	41,870	41,870	0.80	07/10/1999 to 07/10/2004
	70,331	70,331	2.86	29/04/2000 to 29/10/2004
	23,443	23,443	2.86	29/10/2000 to 29/10/2004
	93,775	93,775	14.24	06/04/2001 to 06/04/2005
	93,775	93,775	10.12	03/10/2001 to 03/10/2005
	46,887	46,887	4.05	28/03/2002 to 28/03/2006
	46,887	46,887	4.26	15/08/2002 to 15/08/2006
	46,887	46,887	3.46	22/02/2003 to 22/02/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	—	25,000	0.72	28/02/2004 to 28/02/2008
	—	35,000	1.10	29/08/2004 to 29/08/2008

Robert Edmund La Blanc	41,870	41,870	0.86	07/10/1999 to 07/10/2004
	11,721	11,721	2.86	29/04/2000 to 29/10/2004
	11,721	11,721	2.86	29/10/2000 to 29/10/2004
	23,443	23,443	14.24	06/04/2001 to 06/04/2005
	58,609	58,609	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	29,304	29,304	1.86	30/08/2003 to 30/08/2007
	—	25,000	0.72	28/02/2004 to 28/02/2008
	—	35,000	1.10	29/08/2004 to 29/08/2008

Andre Borrel	16,748	—	0.86	07/10/1999 to 07/10/2004
	42,199	42,199	2.86	29/04/2000 to 29/10/2004
	23,443	23,443	2.86	29/10/2000 to 29/10/2004
	93,775	93,775	14.24	06/04/2001 to 06/04/2005
	93,775	93,775	10.12	03/10/2001 to 03/10/2005
	46,887	46,887	4.05	28/03/2002 to 28/03/2006
	46,887	46,887	4.26	15/08/2002 to 15/08/2006
	46,887	46,887	3.46	22/02/2003 to 22/02/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	—	40,000	0.72	28/02/2004 to 28/02/2008
	—	45,000	1.10	29/08/2004 to 29/08/2008

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors’ Interests (cont’d)

The Company — Share options in unissued ordinary shares of S$0.26 each

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			S$
Charles E Thompson	41,870	41,870	0.86	07/10/1999 to 07/10/2004
	35,165	35,165	2.86	29/04/2000 to 29/10/2004
	23,443	23,443	2.86	29/10/2000 to 29/10/2004
	58,609	58,609	14.24	06/04/2001 to 06/04/2005
	58,609	58,609	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	29,304	29,304	1.86	30/08/2003 to 30/08/2007
	—	25,000	0.72	28/02/2004 to 28/02/2008
	—	35,000	1.10	29/08/2004 to 29/08/2008

Tsugio Makimoto	11,721	11,721	14.24	06/04/2001 to 06/04/2005
	58,609	58,609	10.12	03/10/2001 to 03/10/2005
	29,304	29,304	4.05	28/03/2002 to 28/03/2006
	29,304	29,304	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	29,304	29,304	1.86	30/08/2003 to 30/08/2007
	—	25,000	0.72	28/02/2004 to 28/02/2008
	—	35,000	1.10	29/08/2004 to 29/08/2008

Tay Siew Choon	23,443	23,443	4.26	15/08/2002 to 15/08/2006
	29,304	29,304	3.46	22/02/2003 to 22/02/2007
	234,439	234,439	3.88	01/05/2002 to 01/05/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	—	25,000	0.72	28/02/2004 to 28/02/2008
	—	35,000	1.10	29/08/2004 to 29/08/2008

Peter Seah Lim Huat	23,443	23,443	3.46	22/02/2003 to 22/02/2007
	46,887	46,887	1.86	30/08/2003 to 30/08/2007
	—	40,000	0.72	28/02/2004 to 28/02/2008
	—	45,000	1.10	29/08/2004 to 29/08/2008

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors’ Interests (cont’d)

Related Corporations

	At beginning
	of the year/
	date of	At end of
	appointment	the year

The Ascott Group Limited — Ordinary shares of S$0.20 each fully paid
Philip Tan Yuen Fah	35,181	35,181

The Ascott Group Limited — Share options in unissued ordinary shares of S$0.20 each

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			S$
Lim Ming Seong	12,000	12,000	0.3200	29/06/2002 to 28/06/2011

Tay Siew Choon	10,000	10,000	0.3700	21/12/2001 to 20/12/2010
	12,000	12,000	0.3200	30/06/2002 to 29/06/2011
	12,000	12,000	0.3530	05/05/2003 to 04/05/2012
	—	23,000	0.3210	10/05/2004 to 09/05/2013

Peter Seah Lim Huat	12,000	12,000	0.3530	05/05/2003 to 04/05/2012
	—	30,000	0.3210	10/05/2004 to 09/05/2013

	At beginning
	of the year/
	date of	At end of
	appointment	the year

CapitaMall Trust Management Limited (Unit holdings in CapitaMall Trust)

Lim Ming Seong	10,000	11,000

Sum Soon Lim	50,000	50,000

Peter Seah Lim Huat	50,000	55,000

CapitaLand Limited — Ordinary shares of S$1.00 each fully paid

Lim Ming Seong	13,250	13,250

Peter Seah Lim Huat	113,000	113,000

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors’ Interests (cont’d)

CapitaLand Limited — Share options in unissued ordinary shares of S$1.00 each

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			S$
Sum Soon Lim	107,700	107,700	2.5400	13/06/2001 to 11/06/2005
	80,000	80,000	2.5100	05/08/2001 to 03/08/2005
	150,000	150,000	2.5000	19/06/2002 to 18/06/2006
	100,000	100,000	1.7100	11/05/2003 to 10/05/2007
	—	100,000	1.0200	01/03/2004 to 28/02/2008

Tay Siew Choon	53,850	53,850	2.5400	13/06/2001 to 11/06/2005
	50,000	50,000	2.5000	19/06/2002 to 18/06/2006
	40,000	40,000	1.7100	11/05/2003 to 10/05/2007
	—	19,000	1.0200	01/03/2004 to 28/02/2013

Peter Seah Lim Huat	90,000	90,000	1.7100	11/05/2003 to 10/05/2007
	—	90,000	1.0200	01/03/2004 to 28/02/2018

Green Dot Internet Services Pte Ltd — Share options in unissued ordinary shares of S$1.00 each

Tay Siew Choon	—	16,627	1.0000	12/03/2003 to 11/03/2013

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Raffles Holdings Limited — Ordinary shares of S$0.50 each fully paid
Lim Ming Seong	12,000	12,000
Tay Siew Choon	10,000	10,000

PT Indonesian Satellite Corporation Tbk — Share options in unissued Series B common shares of Rp 7,837.20

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			Rp
Sum Soon Lim	—	27,000	7,837.20	01/08/2004 to 31/07/2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors’ Interests (cont’d)

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Singapore Telecommunications Ltd — Ordinary shares of S$0.15 each fully paid
Lim Ming Seong	3,620	3,620
Chia Song Hwee	1,820	1,820
Sum Soon Lim	3,510	3,510
Tay Siew Choon	3,220	3,220
Peter Seah Lim Huat	3,420	3,420
Philip Tan Yuen Fah	3,620	3,620

Singapore Computer Systems Limited — Ordinary shares of S$0.25 each fully paid
Tay Siew Choon	571,000	771,000
Tay Siew Choon#	600,000	400,000

Singapore Computer Systems Limited — Share options in unissued ordinary shares of S$0.25 each

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			S$
Tay Siew Choon	80,000	80,000	2.2000	19/10/2001 to 18/10/2005
	100,000	100,000	2.0800	15/03/2002 to 14/03/2006
	75,000	75,000	1.5500	08/03/2003 to 07/03/2007
	—	75,000	0.8600	22/02/2004 to 21/02/2008

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Singapore Technologies Engineering Ltd — Ordinary shares of S$0.10 each fully paid
Philip Tan Yuen Fah	25,686	25,686

Singapore Technologies Engineering Ltd — Share options in unissued ordinary shares of S$0.10 each

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			S$
Lim Ming Seong	15,000	15,000	2.2900	08/02/2003 to 07/02/2007
	—	7,500	1.7900	07/02/2004 to 06/02/2008
	—	7,500	1.8600	12/08/2004 to 11/08/2008

Sum Soon Lim	25,000	25,000	2.7200	20/02/2002 to 19/02/2006
	19,000	19,000	2.2900	08/02/2003 to 07/02/2007

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors’ Interests (cont’d)

Singapore Technologies Engineering Ltd — Share options in unissued ordinary shares of S$0.10 each (cont’d)

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			S$
Peter Seah Lim Huat	89,000	89,000	1.9200	13/08/2003 to 12/08/2007
	—	44,500	1.7900	07/02/2004 to 06/02/2008
	—	40,500	1.8600	12/08/2004 to 11/08/2008

Philip Tan Yuen Fah	96,000	95,000	2.7200	20/02/2002 to 19/02/2006
	55,000	55,000	2.2900	08/02/2003 to 07/02/2007
	—	27,500	1.7900	07/02/2004 to 06/02/2008
	—	27,500	1.8600	12/08/2004 to 11/08/2008

	At beginning
	of the year/
	date of	At end of
	appointment	the year

ST Assembly Test Services Ltd — Ordinary shares of S$0.25 each fully paid
Chia Song Hwee	30,000	30,000
Sum Soon Lim	155,000	155,000
Robert Edmund La Blanc	20,000	20,000
Andre Borrel	10,000	10,000
Tay Siew Choon	4,000	4,000

ST Assembly Test Services Ltd — Share options in unissued ordinary shares of S$0.25 each

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			S$
Lim Ming Seong	200,000	200,000	1.5920	24/04/2002 to 23/04/2011
	70,000	70,000	2.8850	29/04/2003 to 28/04/2007
	—	70,000	1.9900	07/08/2004 to 06/08/2012

Peter Seah Lim Huat	—	70,000	1.9900	06/08/2004 to 05/08/2013

Tay Siew Choon	—	70,000	1.9900	06/08/2004 to 05/08/2013

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors’ Interests (cont’d)

	At beginning
	of the year/
	date of	At end of
	appointment	the year

SembCorp Industries Ltd — Ordinary shares of S$0.25 each fully paid
Lim Ming Seong	91,551	91,551
Tay Siew Choon	54,598	54,598

SembCorp Industries Ltd — Share options in unissued ordinary shares of S$0.25 each

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			S$
Tay Siew Choon	224,295	—	1.2940	22/04/2000 to 20/04/2003
	500,000	500,000	2.2600	20/05/2001 to 19/05/2009
	500,000	500,000	1.9900	27/06/2001 to 26/06/2010
	50,000	50,000	1.5500	20/04/2002 to 19/04/2006
	25,000	25,000	1.5900	08/05/2003 to 07/05/2007
	25,000	25,000	0.9800	18/10/2003 to 17/10/2007
	—	25,000	1.1400	03/06/2004 to 02/06/2008
	—	25,000	1.2900	19/11/2004 to 18/11/2008

Peter Seah Lim Huat	140,000	140,000	1.9900	27/06/2001 to 26/06/2005
	140,000	140,000	1.5500	20/04/2002 to 19/04/2006
	70,000	70,000	1.5900	08/05/2003 to 07/05/2007
	70,000	70,000	0.9800	18/10/2003 to 17/10/2007
	—	70,000	1.1400	03/06/2004 to 02/06/2013
	—	70,000	1.2900	19/11/2004 to 18/11/2008

SNP Corporation Ltd — Share options in unissued ordinary shares of S$0.50 each
Tay Siew Choon	20,000	20,000	0.5000	23/04/2002 to 22/04/2011
	50,000	50,000	0.7100	17/04/2003 to 16/04/2007
	—	50,000	0.6100	15/04/2004 to 14/04/2008

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors’ Interests (cont’d)

STT Communications Ltd — Share options in unissued ordinary shares of S$0.50 each

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			S$
Lim Ming Seong	25,000	25,000	0.9200	28/04/2002 to 27/04/2011
	50,000	50,000	0.5000	24/11/2002 to 23/11/2011
	100,000	100,000	0.5000	29/06/2003 to 28/06/2007
	—	150,000	0.5700	30/07/2004 to 29/07/2008

Sum Soon Lim	300,000	300,000	1.4200	19/09/2001 to 18/09/2005
	35,000	35,000	0.9200	28/04/2002 to 27/04/2006
	70,000	70,000	0.5000	24/11/2002 to 23/11/2006
	200,000	200,000	0.5000	29/06/2003 to 28/06/2007
	—	200,000	0.5700	30/07/2004 to 29/07/2008

Tay Siew Choon	100,000	100,000	1.4200	19/09/2001 to 18/09/2010
	15,000	15,000	0.9200	28/04/2002 to 27/04/2011
	30,000	30,000	0.5000	24/11/2002 to 23/11/2011
	80,000	80,000	0.5000	29/06/2003 to 28/06/2012
	—	100,000	0.5700	30/07/2004 to 29/07/2013

Peter Seah Lim Huat	8,000	8,000	0.5000	29/06/2003 to 28/06/2012
	—	39,000	0.5700	30/07/2004 to 29/07/2013

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Singapore Food Industries Limited — Ordinary shares of S$0.05 each fully paid
Tay Siew Choon	531,000	531,000
Philip Tan Yuen Fah	20,000	20,000

Singapore Food Industries Limited — Share options in unissued ordinary shares of S$0.05 each

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			$
Tay Siew Choon	150,000	150,000	0.5500	24/08/2002 to 23/08/2005

Philip Tan Yuen Fah	100,000	100,000	0.5500	24/08/2001 to 23/08/2005
	20,000	20,000	0.7800	29/10/2001 to 28/10/2004
	70,000	70,000	0.6900	28/07/2002 to 27/07/2006
	70,000	70,000	0.7800	09/08/2003 to 08/08/2007
	—	70,000	0.7600	05/08/2004 to 04/08/2008

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors’ Interests (cont’d)

StarHub Pte Ltd — Share options in unissued ordinary shares of S$0.10 each

	At beginning
	of the year/
	date of	At end of	Exercise	Exercisable
	appointment	the year	price	period

			S$
Lim Ming Seong	250,000	250,000	0.2200	30/11/2003 to 29/11/2007
	—	75,000	0.2200	31/05/2004 to 30/05/2008
	—	75,000	0.2200	29/11/2004 to 28/11/2008

Peter Seah Lim Huat	150,000	150,000	0.2200	30/11/2003 to 29/11/2012
	—	75,000	0.2200	31/05/2004 to 30/05/2013
	—	75,000	0.2200	29/11/2004 to 28/11/2013

	At beginning
	of the year/
	date of	At end of
	appointment	the year

SMRT Corporation Ltd — Ordinary shares of S$0.10 each fully paid
Tay Siew Choon+++	30,000	30,000

Vertex Investment (II) Ltd — Ordinary shares of US$1.00 each fully paid
Tay Siew Choon*	2	2

Vertex Technology Fund Ltd — Ordinary shares of US$1.00 each fully paid
Lim Ming Seong+	300	300
Sum Soon Lim	300	300
Tay Siew Choon+	20	20

Vertex Technology Fund (II) Ltd — Ordinary shares of US$1.00 each fully paid
Lim Ming Seong++	50	50
Sum Soon Lim	500	500
Tay Siew Choon++	500	500

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Directors’ Interests (cont’d)

	At beginning
	of the year/
	date of	At end of
	appointment	the year

Vertex Technology Fund (II) Ltd — Redeemable Preference Shares of US$0.01 each fully paid
Lim Ming Seong++	50	50
Sum Soon Lim	500	500
Tay Siew Choon++	500	500

*	Held in the name of Overseas Union Bank Trustees Limited

+	Held in the name of HSBC Trustee (Singapore) Limited

++	Held in the name of Ballas Nominees (Private) Limited

+++	Held in the name of DBS Nominees (Private) Limited

#	Conditional award over 600,000 ordinary shares of S$0.25 each in Singapore Computer Systems Limited under the Green Dot Capital Restricted Stock Plan

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares or debentures of the Company either at the beginning or at the end of the financial year.

Directors’ Interests in Contracts

During the financial year, one of the directors of the Company received advisory fees from related companies in his capacity as Corporate Advisor to these companies for provision of strategic, organizational and corporate finance advisory services.

Except as disclosed in this report, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Share Options

Details of options on unissued shares of the Company are set out below:-

		Aggregate	Aggregate
		options	options
		granted	exercised/	Aggregate
		since	lapsed since	options
	Options	commencement	commencement	outstanding
	granted	of Scheme to	of Scheme to	as at the
	during the	the end of	the end of the	end of the
Name of	financial year	financial year	financial year	financial year
participant	under review	under review	under review	under review

Directors of the Company
James A. Norling	110,000	1,516,631	—	1,516,631
Lim Ming Seong	90,000	324,436	—	324,436
Chia Song Hwee	1,000,000	5,733,001	—	5,468,391
Sum Soon Lim	60,000	587,490	—	587,490
Robert Edmund La Blanc	60,000	324,580	—	324,580
Andre Borrel	85,000	587,920	16,748	525,740
Charles E Thompson	60,000	394,912	—	394,912
Tsugio Makimoto	60,000	277,546	—	247,546
Tay Siew Choon	60,000	394,073	—	394,073
Peter Seah Lim Huat	85,000	155,330	—	155,330

Except as set out above and in the accompanying financial statements:

(i)	during the financial year, there were no options granted by the Company or its subsidiaries to any person to take up unissued shares in the Company or its subsidiaries; and

(ii)	during the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company or its subsidiaries; and

(iii)	as at the end of the financial year, there were no unissued shares of the Company or its subsidiaries under option.

None of the persons to whom options have been granted by the Company have any right to participate by virtue of the option in any share issue of any other company.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Audit Committee

The financial statements, accounting policies and system of internal accounting controls are the responsibility of the Board of Directors acting through the Audit Committee. The Committee met during the year to review the scope of work of the internal auditors and of the statutory auditors, and the results arising therefrom, including their evaluation of the system of internal controls. The Committee reviewed the independence of the statutory auditors, as well as the assistance given by the Company’s officers to the auditors. The announcements of results and the audited financial statements were reviewed by the Committee prior to their submission to the directors of the Company for adoption.

The Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

Auditors

The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

/s/ James A. Norling JAMES A. NORLING Chairman

/s/ Chia Song Hwee CHIA SONG HWEE President and CEO

Singapore

February 27, 2004

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
STATEMENT BY DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2003

In our opinion:

(a)	the US GAAP financial statements set out on pages F-2 to F-38, F40 and F41 are drawn up so as to give a true and fair view of the consolidated and unconsolidated state of affairs of the Company as at December 31, 2003 and of the consolidated results of the business and consolidated cash flows of the Company for the year ended on that date; and

(b)	at the date of this statement there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.

The board of directors has authorized these financial statements for issue on the date of this statement.

On behalf of the Board of Directors

/s/ James A. Norling JAMES A. NORLING Chairman

/s/ Chia Song Hwee CHIA SONG HWEE President and CEO

Singapore

February 27, 2004

INDEPENDENT AUDITORS’ REPORT

Shareholders of Chartered Semiconductor Manufacturing Ltd:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements of Chartered Semiconductor Manufacturing Ltd and subsidiaries (the “Group”) as of December 31, 2003 and 2002, and for the three years then ended, and have issued our report thereon dated January 30, 2004.

In our opinion, the consolidated financial statements referred to above are properly drawn up in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the “Act”), as modified by exemption orders granted by the Singapore Registrar of Companies and Businesses so as to give a true and fair view of the consolidated state of affairs of the Group as at December 31, 2003 and of the results, changes in equity and cash flows of the Group for the year ended on that date, and the accounting and other records required by the Act to be kept by the Company and by the subsidiary incorporated in Singapore, of which we are the auditors, have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors’ reports of all the subsidiaries of which we have not acted as auditors, and also considered the financial statements of those subsidiaries which are not required by the laws of their countries of incorporation to be audited, being financial statements that have been included in the consolidated financial statements of the Group. These subsidiaries are Chartered Semiconductor Manufacturing, Inc., Chartered Semiconductor Japan K.K., Chartered Semiconductor Taiwan Ltd and Chartered Semiconductor Europe Ltd.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements of the Group and we have received satisfactory information and explanations as required by us for those purposes.

The auditors’ reports on the financial statements of the subsidiaries were not subject to any qualification, and in respect of the subsidiary incorporated in Singapore, did not include any comment made under Section 207(3) of the Act.

This report is intended solely for the information and use of the shareholders of Chartered Semiconductor Manufacturing Ltd who have previously received the financial statements of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2003 and 2002, and for the three years then ended, and our unqualified opinion thereon, for use in evaluating those financial statements and is not intended to be and should not be used for any other purpose.

KPMG
Certified Public Accountants

Singapore

January 30, 2004

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
ATTACHMENT TO CHAIRMAN’S STATEMENT

Chairman’s Statement

Information on the employee share option plan are set out on page A-2.

Economic value added statements are set out on page A-2.

Details of directors’ remuneration are set out on page A-4.

Statistics on the shareholders of the Company are set out on page A-5.

Material changes in the operating environment that affects business prospects, the business review and future developments are included in the President’s Statement.

/s/ James A. Norling

JAMES A. NORLING
Chairman

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
ATTACHMENT TO CHAIRMAN’S STATEMENT

Employees Share Option Plan
Share Options Granted During the Year

Date of	Balance at			Balance at	Exercisable	Exercise
Grant	Date of Grant	Lapsed	Exercise	31/12/2003	Period	Price	Expiry Date

						S$
20/01/2003	150,000	—	—	150,000	20/01/2004 to 20/01/2013	1.00	20/01/2013
28/02/2003	10,025,800	825,200	—	9,200,600	28/02/2004 to 28/02/2013	0.72	28/02/2013
28/02/2003	961,600	61,550	—	900,050	28/02/2004 to 28/02/2008	0.72	28/02/2008
07/04/2003	250,000	—	—	250,000	07/04/2004 to 07/04/2013	0.69	07/04/2013
01/06/2003	220,000	—	—	220,000	01/06/2004 to 01/06/2008	0.87	01/06/2008
29/08/2003	16,122,375	80,300	—	16,042,075	29/08/2004 to 29/08/2013	1.10	29/08/2013
29/08/2003	1,127,800	—	—	1,127,800	29/08/2004 to 29/08/2008	1.10	29/08/2008
15/09/2003	170,000	—	—	170,000	15/09/2004 to 15/09/2013	1.33	15/09/2013
17/11/2003	200,000	—	—	200,000	17/11/2004 to 17/11/2013	1.52	17/11/2013
01/12/2003	300,000	—	—	300,000	01/12/2004 to 01/12/2013	1.62	01/12/2013

	29,527,575	967,050	—	28,560,525

Economic Value Added (EVA)
(in US$ million)

	2002	2003

Adjusted net operating loss before tax	(381)	(305)
Billing from SMP for allocated wafer capacity	(40)	—
Adjust for:
Equity in income/(loss) of SMP	(44)	23
Interest expense	42	42
Imputed interest on present value of operating leases	4	3
Amortization of accumulated capital charge	(47)	(53)

Adjusted loss before interest and tax	(466)	(290)
Cash operating taxes	(7)	(16)

Net operating loss after tax (NOPAT)	(473)	(306)
Average capital employed (Note 1)	3,054	3,531
Weighted average cost of capital (Note 2)	10.8%	9.0%
Capital charge	(330)	(318)

Group EVA	(803)	(624)
Less:
Minority share of EVA	(62)	(10)

Group EVA attributable to ordinary shareholders	(741)	(614)

EVA spread	(75)	127

Note 1:	Monthly average share capital plus interest bearing liabilities, timing provision, goodwill amortized and present value of operating leases.

	2002	2003

Major Capital Components (in US$ million):
Long-term debt	$1,007	$1,035
Short-term debt	119	129
Equity	2,145	2,620
Others	(217)	(253)

	$3,054	$3,531

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
ATTACHMENT TO CHAIRMAN’S STATEMENT

Note 2:	The Weighted Average Cost of Capital is calculated in accordance to Singapore Technologies Group EVA Policy as follows:

i)	Cost of Equity using Capital Asset Pricing Model with market risk premium at 6.0%

ii)	Risk-free rate 2.78% (2002: 3.94%) based on yield-to-maturity of Singapore Government 10 years Bonds;

iii)	Ungeared beta at 1.2 based on ST risk categorization; and

iv)	Cost of debt rate at 2.68% (2002: 4.30%) using 5-year Singapore Dollar Swap Offered rate plus 75 basis point.

Value Added

	2002	2003

Value added per employment cost (in US$ thousand) Value added per employee (in US$ thousand)	1.8 72	2.7 96

Directors’ Remuneration

The remuneration of directors of the Company falls within the following ranges:-

	Number of Directors

	2002	2003

$288,000 and above	3	1
$144,000 to $287,999	—	—
Below $144,000	13	14

	16	15

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
ATTACHMENT TO CHAIRMAN’S STATEMENT

Summary compensation table for the year ended December 31, 2003
(in US$ thousands)

						Options
				Directors’		Granted	Exercise	Exercise
	Salary(1)	Bonus(2)	Others(3)	Fees	Total	in 2003	Price	Period

James A. Norling	—	—	1	75	76	110,000	S$0.72–S$1.10	28/02/2004 to 29/08/2008
Lim Ming Seong	—	—	—	43	43	90,000	S$0.72–S$1.10	28/02/2004 to 29/08/2008
Chia Song Hwee	284	11	44	—	339	1,000,000	S$0.72–S$1.10	28/02/2004 to 29/08/2013
Sum Soon Lim	—	—	—	38	38	60,000	S$0.72–S$1.10	28/02/2004 to 29/08/2008
Robert Edmund La Blanc	—	—	—	35	35	60,000	S$0.72–S$1.10	28/02/2004 to 29/08/2008
Andre Borrel	—	—	—	46	46	85,000	S$0.72–S$1.10	28/02/2004 to 29/08/2008
Charles E Thompson	—	—	—	35	35	60,000	S$0.72–S$1.10	28/02/2004 to 29/08/2008
Tsugio Makimoto	—	—	—	28	28	60,000	S$0.72–S$1.10	28/02/2004 to 29/08/2008
Tay Siew Choon	—	—	—	35	35	60,000	S$0.72–S$1.10	28/02/2004 to 29/08/2008
Peter Seah Lim Huat	—	—	—	35	35	85,000	S$0.72–S$1.10	28/02/2004 to 29/08/2008
Philip Tan Yuen Fah	—	—	—	9	9	—	—	—
James H. Van Tassel(4)	—	—	—	13	13	25,000	S$0.72	28/02/2004 to 28/02/2008
Aubrey C. Tobey(4)	—	—	—	15	15	25,000	S$0.72	28/02/2004 to 28/02/2008
Koh Beng Seng(5)	—	—	—	24	24	85,000	S$0.72–S$1.10	28/02/2004 to 29/08/2008
Premod Paul Thomas(6)	—	—	—	—	—	—	—	—

Total	284	11	45	431	771

Total of 31 December 2002	825	683	552	439	2,499

(1)	Base salary (inclusive of employers’ Central Provident Fund (CPF)).

(2)	Economic Value Added (EVA) (inclusive of employers’ CPF). In 2003, Chia Song Hwee received the final payment of EVA bonus, which was paid to all the Company’s eligible employees, accrued to him while he was the Chief Financial Officer in year 2000. He did not receive any other form of bonus during the year.

(3)	Allowances (inclusive of employers’ CPF) and others.

(4)	Retired as Director on May 14, 2003.

(5)	Resigned as Director on October 1, 2003.

(6)	Resigned as Alternate Director on April 24, 2003.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
ADDITIONAL INFORMATION
ATTACHMENT TO CHAIRMAN’S STATEMENT

Shareholding Statistics as of
February 17, 2004

Twenty Largest Shareholders

No.	Shareholder	No. of Shares	%

1	Singapore Technologies Semiconductors Pte Ltd	1,510,324,883	60.28
2	Citibank Nominees Singapore Pte Ltd	185,454,984	7.40
3	DBS Nominees Pte Ltd	119,535,624	4.77
4	Raffles Nominees Pte Ltd	59,540,124	2.38
5	United Overseas Bank Nominees Pte Ltd	37,340,661	1.49
6	Morgan Stanley Asia (Singapore) Pte Ltd	29,767,078	1.19
7	HSBC (Singapore) Nominees Pte Ltd	20,455,883	0.82
8	UOB Kay Hian Pte Ltd	14,158,298	0.56
9	OCBC Securities Pte Ltd	13,687,315	0.55
10	Oversea-Chinese Bank Nominees Pte Ltd	13,553,243	0.54
11	Phillip Securities Pte Ltd	13,214,811	0.53
12	DBS Vickers Secs (Singapore) Pte Ltd	10,009,591	0.40
13	Kim Eng Securities Pte Ltd	8,926,896	0.36
14	HL Bank Nominees (S) Pte Ltd	6,146,000	0.24
15	Tan Bock Seng	5,200,640	0.21
16	Citibank Consumer Nominees Pte Ltd	3,800,226	0.15
17	G K Goh Stockbrokers Pte Ltd	3,633,019	0.14
18	Lim & Tan Securities Pte Ltd	3,364,200	0.13
19	Societe Generale Singapore Branch	2,990,180	0.12
20	Singapore Nominees Pte Ltd	2,542,800	0.10

	GRAND TOTAL	2,063,646,456	82.36

	No. of
Size of Holding	Shareholders	%	No. of Shares	%

1 - 999	826	1.59	249,936	0.01
1,000 - 10,000	43,007	82.74	160,005,285	6.39
10,001 - 1,000,000	8,113	15.61	266,625,908	10.64
1,000,001 and above	30	0.06	2,078,639,875	82.96

	51,976	100.00	2,505,521,004	100.00

Substantial Shareholders :

	Direct Interest	Deemed Interest

Temasek Holdings (Private) Limited	—	1,512,525,883
Singapore Technologies Pte Ltd	—	1,510,324,883
Singapore Technologies Semiconductors Pte Ltd	1,510,324,883	—

Note:

•	‘Substantial Shareholders’ are those shareholders who own at least 5% of the equity of the Company.

•	‘Deemed Interest’ in shares arises, for example, when a person (including a company) owns at least 20% of another company which in turn owns shares in Chartered Semiconductor Manufacturing Ltd. The person is “deemed” to have an interest in the Chartered Semiconductor Manufacturing Ltd shares owned by that other company. It is, therefore, possible for several persons to be deemed interested in the same shares.

This note is merely illustrative. For a full understanding of the scope of the regulations, it is necessary to refer to the Companies Act, Chapter 50.